UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

OTTER TAIL CORPORATION

(Name of Issuer)

Common Shares, par value $5.00 per share

(Title of Class of Securities)

689648103

(CUSIP Number)

Robert P. Davis, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2670	Laurie Smiley, Esq. Arian Colachis, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 689648103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,406,499(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 3,406,499(1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,406,499(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) OO

(1) All Common Shares of Otter Tail Corporation beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.   Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares beneficially owned by Cascade.  Mr. Larson disclaims beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

CUSIP No. 689648103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,406,499(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 3,406,499(1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,406,499 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) IN

(1) All Common Shares of Otter Tail Corporation beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares beneficially owned by Cascade.  Mr. Larson disclaims beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

EXPLANATORY STATEMENT

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Common Shares, par value $5.00 per share (the “Common Shares”), of Otter Tail Corporation, a Minnesota corporation (the “Issuer”) and to its predecessor and now wholly owned subsidiary, Otter Tail Power Company (“Otter Tail Power”, formerly named Otter Tail Corporation).  Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) jointly file this Amendment No. 4 to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on January 22, 2009, as amended on April 15, 2009, May 4, 2009 and July 2, 2009 (the “Schedule 13D”).  Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

On October 2, 2009, the Federal Energy Regulatory Commission (“FERC”) entered an order (the “FERC Order”) authorizing Cascade to increase its ownership interest in the Issuer from time to time through acquisitions made on an arms’ length basis from third parties through open market purchase transactions or otherwise, to 10% or more but less than 20% of the Issuer’s outstanding voting securities, subject to the conditions set forth therein.  Cascade Investment, L.L.C. and Otter Tail Power Co. Order Authorizing Acquisition of Securities, 129 FERC ¶ 61,011 (Oct. 2, 2009).

The FERC Order subjects Cascade to certain substantive and procedural conditions, including, among other things, that (i) Cascade not exercise control over the Issuer or its subsidiary Otter Tail Power, and not acquire securities of the Issuer with any purpose of, or with the effect of, changing or influencing control of the Issuer or Otter Tail Power, or in connection with or as a participant in a transaction having that purpose or effect, (ii) Cascade not seek representation nor hold any seat on the board of the Issuer or Otter Tail Power, (iii) Cascade not seek to set or influence the price at which power is sold by the generating facilities of Otter Tail Power or how or when power generated by such facilities will be sold, (iv) Cascade not acquire 20% or more of the Common Shares of the Issuer nor seek to circumvent the 20% ownership limitation by forming a group with unaffiliated third parties, or subject its shares in the Issuer to a voting agreement or become a participant in a proxy solicitation for the Issuer’s voting securities, and (v) Cascade not terminate its existing Standstill Agreement with the Issuer without prior FERC authorization, except in certain specified circumstances involving certain third party acquisition offers, announcements or agreements for the Issuer or the decline in Cascade’s interest in the Issuer’s voting securities to less than 10% after it had previously acquired 10% or more of the Issuer’s voting securities.

Having obtained the regulatory approvals required to permit Cascade to increase its ownership interest in the Issuer from time to time to 10% or more but less than 20% of the Issuer’s voting securities, Cascade may at any time, and from time to time, proceed to increase its ownership interest in the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth previously in the Schedule 13D and in Item 4 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2009	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for Michael Larson, Business Manager (2)

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for William H. Gates III(3)

* By:	/s/ Alan Heuberger
Alan Heuberger

(1) This Amendment No. 4 is being filed jointly by Cascade and William H. Gates III pursuant to the Joint Filing Agreement dated January 21, 2009 and included with the signature page to Cascade’s Schedule 13D with respect to Otter Tail Power (formerly known as Otter Tail Corporation), the predecessor to the Issuer, filed on January 22, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, and attached as Exhibit 99.1 to the Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Power (formerly known as Otter Tail Corporation), the predecessor to the Issuer, filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, and attached as Exhibit 99.2 to the Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Power (formerly known as Otter Tail Corporation), the predecessor to the Issuer, filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.